Exhibit 3.1

KEY TECHNOLOGY, INC.

Amendment to the Amended and Restated Bylaws

The following provision was added as new Section 5 of Article 5 of the Amended and Restated Bylaws of the Corporation on February 7, 2018 by unanimous approval of the Board of Directors of the Corporation:
"Section 5.    OREGON CONTROL SHARE ACT.
The Oregon Control Share Act, ORS 60.801 to 60.816, as it exists now or may hereafter be amended, shall not apply to acquisitions of the Corporation's voting shares."